[Fredrikson & Byron Letterhead]

August 19 2010

VIA EDGAR AND FEDEX

Alexandra M. Ledbetter

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voyager Oil & Gas, Inc.
Registration Statement on Form S-3
Filed April 30, 2010
File No. 333-166402

Dear Ms. Ledbetter:

On April 30, 2010, Voyager Oil & Gas, Inc. (the “Company”) filed a registration statement on Form S-3 (the “Registration Statement”) to register, on behalf of certain stockholders, an aggregate of 21,178,331 shares for resale.  The staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) first orally commented on the Registration Statement and the Company responded to such oral comments on May 21, 2010.  The SEC had additional oral comments to the Registration Statement to which the Company again responded on June 8, 2010.

After numerous phone calls with you and the passage of several dates by which you promised to provide comments, the Company received a comment letter from the SEC on July 14, 2010.  The Company responded to such comments on July 26, 2010 and filed Amendment No. 1 to the Registration Statement.  As of the date of this letter, the Company has not received any additional comments from the SEC following the Company’s responses to the July 14, 2010 comments and Amendment No. 1 to the Registration Statement.  You have informed me that a response from the SEC was to be provided last week.  When a response was not provided as you had indicated, you left me a message on Monday August 16, 2010, informing me that the Company would be receiving a response this week.

As of the date of this letter, the Registration Statement has been on file pending SEC review for 111 days.  The Company waited 75 days before receiving the first written comments from the SEC.  An additional 24 days have elapsed since the Company responded to your comments and filed Amendment No. 1 to the Registration Statement.  This very unusual delay is causing harm to the Company’s shareholders by denying them liquidity in their investment and may subject the Company to potential liability.

Pursuant to the Merger Agreement between the Company and ante4, Inc., dated April 16, 2010, the Company agreed to use its best efforts to cause a resale registration statement to become effective as soon as possible after April 16, 2010.  The selling shareholders listed in the

Registration Statement arguably relied on that requirement when making their investment decisions.  The Company could be at risk of breaching such covenant if shareholders claim that the continuing delay of effectiveness for 111 days evidences that the Company is not using its best efforts to bring the Registration Statement effective.

By way of this letter, the Company hereby requests that the SEC respond to Amendment No. 1 to the Registration Statement, and its correspondence of even date, by the end of day on Friday, August 20, 2010.  If the Company does not either receive additional written comments or clearance of all comments from the SEC on the Registration Statement, it will assume that the SEC has no further comments on the Registration Statement, and will send a request for effectiveness at the end of the day on Monday, August 23, 2010.

Very truly yours,

/s/ Thomas F. Steichen
Thomas F. Steichen

cc:           H. Roger Schwall, Assistant Director

Mark Wojciechowski, Staff Accountant

Mark Shannon, Accounting Branch Chief

Timothy S. Levenberg, Special Counsel

James Russell Reger

Mitch Thompson